Exhibit 99.3

25 June 2012 The Manager Company Announcements Office	James Hardie Industries SE Level 3 22 Pitt Street Sydney NSW 2000 Australia Tel: 02 8274 5239 Fax: 02 8274 5218 GPO Box 3935 Sydney NSW 2001 Australia

ASX

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam

The 2012 Annual General Meeting of James Hardie Industries SE (James Hardie) will be held on Monday, 13 August 2012 in the Earlsfort Room, The Conrad Hotel, Earlsfort Terrace, Dublin, Ireland at 7:30am (Dublin time) and simultaneously broadcast via a teleconference and webcast.

Security holders wishing to place an item on the agenda of the AGM must submit a request in accordance with Article 53(b) by either:

•	delivering a hard copy of the request to James Hardie’s registered office:

Second Floor, Europa House,

Harcourt Centre, Harcourt Street

Dublin 2, Ireland; or

•	emailing a soft copy of the request to investor.relations@jameshardie.com.au.

Yours faithfully

SEAN O’SULLIVAN

VICE PRESIDENT – INVESTOR AND MEDIA RELATIONS

James Hardie Industries SE is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA), Alison

Littely (UK), James Osborne, Donald McGauchie (Australia), Rudy van deer Meer (Netherlands).

Chief Executive Officer: Louis Gries

Company number: 485719